UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Sonic Foundry Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
83545R207
(CUSIP Number)
Mark D. Burish
Hurley, Burish & Stanton, S.C.
33 East Main Street, Suite 400
Madison, WI 53703
608-257-0945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83545R207

1		NAME OF REPORTING PERSONS Mark D. Burish
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 874,573 (1)
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 874,573 (1)
		10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,573 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 35,905 shares subject to Presently Exercisable Warrants and 14,000 shares subject to Presently Exercisable Options. Also includes 297,833 shares of the Company’s Common Stock which may be acquired upon conversion of the $1,050,000 (1,259.84 shares) of 9% Cumulative Voting Convertible Preferred Stock, Series A (the “Series A Preferred Stock”) presently owned by the Reporting Person (including shares acquired on August 23, 2017) and 154,949 shares of Common Stock which may be acquired upon conversion of $500,000 (655.44 shares) of Series A Preferred Stock, which shares of Series A Preferred Stock the Reporting Person is obligated to purchase, at the election of the Company prior to August 23, 2018.

Item 1.	Security and Issuer.

This Amendment No. 2 amends the Schedule 13D dated February 14, 2017 and the Schedule 13D/A dated June 5, 2017 (as amended, the “Schedule 13D”) of Mark D. Burish (the “Reporting Person”), in respect of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sonic Foundry, Inc., a Maryland corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D).

Item 3.	Source or Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

On August 23, 2017, the Reporting Person acquired $500,000 (655.44 shares) of 9% Cumulative Voting Convertible Preferred Stock, Series A (the “Series A Preferred Stock”) which may be converted into 154,949 shares of the Issuer’s Common Stock, at the option of the Reporting Person, exercisable at any time, or at the option of the Issuer, exercisable at any time after August 23, 2017. The Series A Preferred Stock was purchased directly from the Company with the Reporting Person’s personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following:

As of August 23, 2017, the Reporting Person owned 874,573 shares of Common, or approximately 17.6% of the outstanding shares of Common Stock. The 874,573 shares include (1) 35,905 shares subject to Presently Exercisable Warrants, (2) 14,000 shares subject to Presently Exercisable Options, and (3) 297,833 shares of Common Stock which may be acquired upon conversion of the $1,050,000 (1,259.84 shares) of 9% Cumulative Voting Convertible Preferred Stock, Series A, $.01 par value (“Series A Preferred Stock”), presently owned (including shares acquired on August 23, 2017); and (4) 154,949 shares of Common Stock which may be acquired upon conversion of $500,000 (655.44 shares) of Series A Preferred Stock, which shares of Series A Preferred Stock the Reporting Person is obligated to purchase, at the election of the Company prior to August 23, 2018.
Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

On August 23, 2017 (the “Agreement Date”), the Company entered into a Subscription Agreement (the “Subscription Agreement”) with the Reporting Person, pursuant to which the Reporting Person agreed to purchase, and the Company agreed to issue and sell, an aggregate of $1,000,000 of shares (the “Purchased Shares”) of the Company’s Series A Preferred Stock, at a price per share of $762.85. The Company closed on the issuance and sale of $500,000 of the Purchase Shares (the “Initial Share Purchase”) on the Agreement Date. Pursuant to the terms of the Subscription Agreement, the Company has the right to require the reporting Person to purchase an additional $500,000 (655.44 shares) of Series A Preferred Stock, at any time prior to August 23, 2018. The Series A Preferred Stock was purchased directly from the Company with the Reporting Person’s personal funds.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark D. Burish

Mark D. Burish / Individual

August 29, 2017